EXHIBIT 99.8
Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited (TKG) BCX Update

The Competition Tribunal ruled on 28 June 2007 to prohibit the proposed acquisition by Telkom of the entire issued share capital of The Business Connexion Group Limited ("BCX").

Telkom embarked on the acquisition to diversify its revenues and strengthen its ability to provide full-service solutions and products in anticipation of future market needs. It is therefore disappointed with the ruling, but Telkom will continue to explore opportunities in areas such as fixed-mobile and other converged services. Telkom is confident that its strategies will enable the Company to provide the full spectrum of ICT services, and sustain long-term value creation.

Telkom is still awaiting the Tribunal's reasons and will be considering its options in relation to the Tribunal decision.

Issued by:

Lulu Letlape
Group Executive: Corporate Communication
Tel.: +27 (12) 311 1007
Fax: +27 (12) 311 5235
Mobile: 082 829 5633
Email: letlapll@telkom.co.za